July 17, 2006

Via facsimile to ((212) 557-0295) and U.S. Mail

Steven L. Glauberman, Esq.
Goldstein & DiGioia, LLP
45 Broadway, 11th Floor
New York,  NY 10006

Re:	First Montauk Financial Corp.
      Response to comment issued on July 7, 2006, filed July 14,
2006
      File No. 000-06729

Dear Mr. Glauberman:
	We note your response to our prior comment. While we do not necessarily agree with the analysis and conclusion set forth in your response letter, including, but not limited to, whether the Buyer is an affiliate of First Montauk Financial under Rule 13e-3, we will not issue any further comments on the issues identified in our prior letter at this point.
      Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,



					Daniel F. Duchovny
					Special Counsel
					Office of Mergers & Acquisitions
Steven L. Glauberman, Esq.
Goldstein & DiGioia, LLP
July 7, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE